UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file numbers 1-13796 and 333-117248.
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gray Television, Inc.
Capital Accumulation Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Gray Television, Inc.
4370 Peachtree Rd. NE
Atlanta, Georgia 30319

GRAY TELEVISON, INC.
FORM 11-K
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedule thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 28, 2007.
(b)	Exhibit. Consent of McGladrey & Pullen, LLP dated June 28, 2007 being filed as an exhibit to this report.
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN
Date: June 28, 2007	By:	/S/ James C. Ryan
James C. Ryan
Gray Television, Inc. Chief Financial Officer

GRAY TELEVISION, INC.
FORM 11-K
EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number

23.1	Consent of McGladrey & Pullen, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 1-13796 and No. 333-117248	11

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedules
December 31, 2006 and 2005

Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2006 and 2005

Page(s)

Reports of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4—9
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
EX-23.1 CONSENT OF MCGLADREY & PULLEN, LLP
Additional schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Gray Television, Inc. Capital Accumulation Plan
Albany, Georgia
We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Gray Television, Inc. Capital Accumulation Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accepted accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
West Palm Beach, Florida
June 28, 2007

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets

Investments
Participant-directed
Mutual funds	$45,152,346	$33,641,322
Participant loans	684,507	554,275
Self directed brokerage account	807,494	641,803
Unallocated account	147,493	—

Total participant directed	46,791,840	34,837,400

Nonparticipant-directed
Investment in Gray Television, Inc. Common Stock Fund- Class A shares of Gray Television, Inc. Class A Common stock allocated to participants	121,882	254,989

Investment in Gray Television, Inc. Common Stock Fund Shares of Gray Television, Inc. common stock allocated to participants	5,811,809	6,754,217

Investment in Triple Crown Media, Inc. Common Stock Fund Shares of Triple Crown Media, Inc. common stock allocated to participants	377,686	—

Total nonparticipant directed	6,311,377	7,009,206

Total investments	53,103,217	41,846,606

Receivables
Employer contributions	796,947	796,351
Other	24,200	—

Total receivables	821,147	796,351

Total assets	53,924,364	42,642,957

Liabilities
Excess Contributions	66,882	29,036

Total liabilities	66,882	29,036

Net assets available for benefits at fair value	53,857,482	42,613,921

Adjustment from fair value to contract value for fully benefit-responsive investment contracts.	(76,375)	(2,797)

Net assets available for benefits	$53,781,107	$42,611,124

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$794,411
Interest and dividends	2,209,503

Total investment income	3,003,914

Contributions
Rollover contributions	246,903
Participant contributions	4,336,571
Employer contributions — matching	1,582,267
Employer contributions — voluntary	647,403

Total contributions	6,813,144

Plan transfers	9,386,080

Total additions	19,203,138

Deductions from net assets attributed to:
Benefits paid to participants	4,714,161
Administrative expenses	22,736
Plan transfers	3,296,258

Total deductions	8,033,155

Net increase	11,169,983

Net assets available for benefits, beginning of year	42,611,124

Net assets available for benefits, end of year	$53,781,107

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
1.	Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (or the “Company”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of Gray Television, Inc. and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one year of service as defined in the Plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company (or the “Employer”) is the Plan’s sponsor and Plan administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee and custodian. Effective December 9, 2006, the Plan’s recordkeeper changed from Metropolitan Life Insurance Company (“Metlife”) to Great West Retirement Services.

Contributions

The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly. Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402( c ) (5) to $15,000 in 2006. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $44,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. The matching percentage was 50 percent for the year ended December 31, 2006. Additionally, the employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The voluntary contribution was equal to one percent of eligible compensation for the year ended December 31, 2006. The Employer’s contributions are made in shares of Gray Television, Inc. common stock.

Investment Options

Participants may direct their contributions, employer contributions, and any related earnings into various investment options sponsored by the Plan. The Plan currently offers fourteen mutual funds and one guaranteed investment account as investments options for participants. Participants may change their investment elections daily. Prior to 2007, participants could not direct the investment of employer matching contributions made in stock until the participants were vested in their accounts. Beginning on January 1, 2007, this limitation on investing matching contributions made in stock was removed and each participant may now immediately direct (by phone or through the internet) the investment of his entire account balance.

Participant Accounts

Each Participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
Note 1.   Description of Plan (Continued)
Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participants account is forfeited. Forfeitures are used to reduce future Employer contributions. As of December 31, 2006, the Company has $147,493 of forfeitures available for use.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to another retirement plan.

Participant Loans

Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan's Recordkeeper based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2006 ranged from 5 percent to 9.5 percent.

2.	Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provision of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Payments of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Gray Television, Inc. common stock are valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange, or if no sales were made that date, at the closing price on the next preceding day on which sales were made. Shares of mutual funds are valued at the reported net asset value of the mutual fund each business day. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and loses on sales of investments are determined on the basis of average cost.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
Note 2.   Accounting Policies (Continued)
Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

3.	Investments

The Plan has a general investment contract with MetLife (“Guaranteed Investment Account”). MetLife maintains the Plan’s deposits in an unallocated fund, to which it adds interest at the contract rate, which was 3.55% and 3.35% as of December 31, 2006 and 2005, respectively. Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2006 was 2.69%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
Note 3.   Investments (Continued)
The fair values of investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
Participant directed:
Mutual Funds:
American Funds American Balanced Fund	$4,585,505	$2,854,292
American Funds Growth Fund of America Fund	3,901,182	2,721,752
American Century Strategic Allocation Conservative Advisor Class	12,089,310	11,710,386
American Century Strategic Allocation Aggressive Advisor Class	5,461,655	5,928,851
American Century Strategic Allocation Moderate Advisor Class	4,137,676	4,111,664
American Funds Europacific Growth Fund	3,575,723	1,229,671
Metlife Stable Value Pooled GIC	2,843,084	1,071,741
Other	9,513,198	4,654,768
Participants Loans With Interest Rates Ranging From 5% - 9.5%	684,507	554,275

Total Participant Directed	46,791,840	34,837,400

Nonparticipant directed:
Common Stock
(held in the Gray Television, Inc. Common Stock Fund)	5,811,809	6,754,217
Other	499,568	254,989

Total Nonparticipant directed	6,311,377	7,009,206

	$53,103,217	$41,846,606

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
4.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 29, 2006, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code.

The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	Transactions with Parties-In-Interest

Certain Plan investments are managed by Reliance Trust. Reliance Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.

6.	Plan Termination

The Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

7.	Plan Spinoff

Effective December 30, 2005, in accordance with a separation and distribution agreement between the Employer and Triple Crown Media, Inc. (TCM), the Plan was amended to fully vest transferred employees of Gray Publishing, LLC and Graylink, LLC, its affiliates and participating employers of the Plan, which were spun-off from the Employer. Transferred employees who have completed a year of service during the Plan year and who are employed as of the separation date, December 30, 2005 have shared in the annual discretionary matching contribution for the 2005 Plan year. The number of employees affected by the spin-off was approximately 349, which represents less than 20% of the total plan participants.

In connection with the spin-off, the Plan received one share of TCM common stock for every ten shares of Gray Television, Inc. common stock and for every ten shares of Gray Television, Inc. Class A common stock held by shareholders of record as of December 30, 2005, of which the Plan held approximately 470,000 shares. The Plan received approximately 47,000 shares of TCM common stock on January 3, 2006, related to this transaction. On January 26, 2006 the employees affected by the spin-off transferred approximately $3.3 million to another qualified plan.

8.	Plan Amendment and Merger

Effective March 3, 2006, the Employer acquired Michiana Telecasting Corp. (“Michiana”). The Plan was amended to provide past service credit to the former Michiana employees and to provide for participation in the Plan for those employees who meet the eligibility requirements. Effective November 9, 2006, the Plan was amended to reflect the merger of the Retirement Accumulation Plan for Employees of Michiana Telecasting Corp. The vested portion of a Michiana participants account balance or transferred account balance is the greater of the vested percentage as determined under the Retirement Accumulation Plan for Employees of Michiana Telecasting Corp. as of November 8, 2006 or the vested percentage under this Plan. The transfer of approximately $9.4 million was completed on November 21, 2006.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
9.	Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005

Net assets available for benefits per the financial Statements	$53,781,107	$42,611,124
Current year employer contributions receivable	(796,947)	(796,351)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	76,375	—
Other, per the financial statements	(24,200)	—
Excess contributions, per financial statement	66,882	29,036

Net assets per the Form 5500	$53,103,217	$41,843,809

The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2006 per these financial statement and net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$11,169,983
Current year employer contributions receivable	(796,947)
Current year dividend receivable	(24,200)
Excess Contributions	66,882
Prior year employer contributions receivable	796,351
Adjustment from fair value to contract value for fully benefit responsive investment contracts	76,375
Prior year excess contributions	(29,036)

Net income per the Form 5500	$11,259,408

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of
	Investment Shares	Cost	Fair Value
Held in custody by Reliance Trust Company *
Alger Mid Cap Growth Ins Fund	51,561.691	#	$872,939
American Century Strategic Allocation Aggressive Advisor Class	657,238.937	#	5,461,655
American Century Strategic Allocation Moderate Advisor Class	590,253.408	#	4,137,676
American Century Strategic Allocation Conservative Advisor Class	2,128,399.569	#	12,089,310
American Funds American Balanced Fund	241,088.574	#	4,585,505
American Funds Europacific Growth Fund	76,798.171	#	3,575,723
American Funds Growth Fund of America Fund	118,685.175	#	3,901,182
American Funds Investment Company of America Fund	76,987.168	#	2,579,855
Blackrock Govt Income Fund	81,209.000	#	872,185
Blackrock Small Midcap Growth Portfolio	31,616.598	#	469,506
Henssler Equity Fund	4,393.752	#	68,543
JP Morgan Mid Cap Value Fund	33,769.548	#	869,904
Lord Abbett Small Cap Value Fund	79,109.797	#	2,347,979
Met Series Stock Index Fund Class II	39,446.302	#	477,300
MetLife Stable Value Pooled GIC 4th Quarter 2002			2,843,084
Unallocated Fund			147,493
Gray Television, Inc. *
Common Stock — Class A	8,473.105	169,170	121,882
Common Stock Common Stock Fund	503,291.510	8,370,680	5,811,809
Triple Crown Media Common Stock Fund	36,515.085	365,151	377,686
Self Directed Brokerage Acct	807,494.000	#	807,494

Total held in custody by Reliance Trust Company*			52,418,710

Participant Loans (rates of interest lowest — 5%, Highest — 9.5%)*		#	684,507

			$53,103,217

*	Indicates a party-in-interest.

#	Not applicable for participant directed investments.